

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

Via E-Mail
Tony Liu
Chairman and Chief Executive Officer
American Oriental Bioengineering, Inc.
1 Liangshuihe First Avenue
Beijing Economic and Technology Development Area, E-Town
Beijing, 100176 PRC

> **Re: American Oriental Bioengineering, Inc.**
> **Schedule 13E-3**
> **Filed November 4, 2013**
> **File No. 005-61781**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 4, 2013**
> **File No. 001-32569**

Dear Mr. Liu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that Mr. Liu is not identified as a filing person in your Schedule 13E-3 or the related Information Statement. Please tell us why you believe Mr. Liu is not an affiliate engaged in the going private transaction. In this regard, we note that he is and, after the transaction will continue to be, an officer and director of the company, he owns 14.83% of the company's common stock, he is entitled through his ownership of the Series A preferred stock to voting power of an additional 25% of the common stock, and he will continue to hold the same or a higher percentage of voting rights after the transaction. Alternatively, please

revise the Schedule 13E-3 to include Mr. Liu as a filing person. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

2. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Mr. Liu if you determine to add him in response to the preceding comment. For example, include a statement as to whether Mr. Liu believes the Rule 13e-3 transaction to be procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors on which he relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by an affiliate may be different than those of the Company, and this fact should be reflected in the disclosure. In addition, be sure that Mr. Liu if added as a new filer signs the Schedule 13E-3 in his individual capacity in addition to signing on behalf of the company, if applicable.

3. We note that you have filed the preliminary information statement as Exhibit (a)(3)(i) to the Schedule 13E-3. Please note that you may incorporate the information statement as an exhibit to the Schedule 13E-3. Refer to General Instruction F of Schedule 13E-3.

Information Statement on Schedule 14C

4. Please revise to include the letter to stockholders at the beginning of the information statement on Schedule 14C.

5. We note that the issuer has obtained shareholder consents for a majority of the voting power of the Common Shares. Please provide us with your analysis as to how you complied with the federal proxy rules in obtaining these consents. If you are relying on the exemption in Rule 14a-2(b)(2), please note that Rule 14a-2(b)(2) requires that the solicitation be made "otherwise than on behalf of the registrant."

6. Please revise your information statement to indicate that it is a preliminary copy. Refer to Rule 14c-5(d)(1).

Summary Term Sheet

7. Please revise your Summary Term Sheet to include a brief summary of all of the significant terms of the reverse stock split, including for example, the advantages and disadvantages of the transaction. In this regard, consider consolidating this

section and the Question and Answer section to avoid duplication and highlight the most material terms of the proposed transaction.

Fairness of the Transaction, page 4

8. Please revise the summary to include the fairness determination of each filing person. We note that you have only disclosed the fairness determination of the special committee.

Source of Funds, page 5

9. You state here that the total amount of funds necessary to make payment to stockholders and for related expenses is approximately $4 million. However, you state on page 14 and elsewhere that approximately $4 million will be required solely to cash-out fractional shares and that you expect to incur approximately $200,000 more in advisory, legal, financial, accounting, printing and other fees, which you then itemize on page 35. In addition, you state on page 28 that the company agreed to pay Roth $200,000 in connection with the delivery of its fairness opinion, which amount is not included in the itemized amounts on page 35. Please revise throughout the document to reflect all of these amounts in your estimated total costs of the transaction.

Cautionary Statement Regarding Forward Looking Statements, page 7

10. Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 appears immediately after the summary term sheet. Refer to Rule 13e-3(e)(1)(ii). In this regard, please move the information under "Cautionary Statement Regarding Forward Looking Statements" so that it appears after the Special Factors section.

Effect of the Reverse Stock Split, page 8

11. We note your disclosure that you are not proposing to reduce the amount of authorized shares of common stock in connection with the reverse stock split. Please disclose whether you currently have, or do not have, any plans with respect to the effective increased number of authorized shares of common stock available for issuance after the reverse stock split. If such plans exist, please expand your discussion in this section and elsewhere in the information statement, as appropriate, to describe all material information related to such plans.

Questions and Answers

Q; What are some of the advantages…, page 10

12. Please revise the second bullet point and elsewhere in your information statement, as appropriate, to clarify that given the limited trading in the company's common

stock, the stockholders' ability to buy or sell shares in order to determine whether to remain a stockholder or to be cashed out is very limited.

Q; What are some of the factors…, page 11

13. We note your statement that the board considered the opinion of Roth that "the Cash Payment of $0.50 is fair to the unaffiliated stockholders of the Company." However, the language of the opinion attached as Exhibit A states that Roth's opinion is that the Cash Payment "is a fair price, from a financial point of view, for the value of [your common stock]" and does not address affiliated or unaffiliated stockholders. Please revise your disclosure to reconcile these statements. In addition, please address how the board determined that the transaction was fair to unaffiliated stockholders given that the opinion was limited to the cash payment.

Q: What are the interests of our directors and executive…, page 12

14. Please revise the summary to describe and quantify the interests of directors and executive officers, including any continuing equity ownership, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

Q; How did the Special Committee determine…, page 13

15. You state that the special committee "initially approved a ratio for the reverse stock split of 1-for-501 and subsequently on October 31, 2013 altered the ratio to 1-for-501." Please revise your disclosure to identify the correct ratio(s). In addition, the disclosure in this section does not respond to the question posed regarding how the special committee determined the ratio. Please revise your disclosure to explain how the special committee determined the ratio approved by the stockholders.

Special Factors
Background of the Transaction, page 16

16. Please revise the Background section to further describe each contact, meeting, or negotiation that took place regarding the going private transaction and the substance of the discussions or negotiations at each meeting. Please identify any counsel or advisors and the members of management who were present at each meeting. For example, if there were discussions before August 19, 2013 regarding the proposed reverse stock split or other alternative transactions, please expand your disclosure to describe these discussions. In addition, please expand your disclosure in this section to state the reasons the board rejected any alternative transactions proposed by Roth and why the board determined that the options discussed with Mr. Liu were not in the best interest of the stockholders.

17. You state that in August 2013, you began evaluating your stock price "in view of his belief that it did not reflect the real value of the company." Please revise your disclosure to clarify whose belief you considered in your analysis.

18. You state that you retained Roth solely for purposes of a valuation analysis to assist your board in determining if there were other strategic alternatives. Please revise your disclosure to clarify whether Roth provided advice or information regarding any alternative transactions, and if so, expand your disclosure to describe those alternative transactions and the related discussions, including each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel, the members of management, and any principal stockholders who were present at each meeting.

19. Please revise to describe any alternatives, including continuing as a public company, considered by each filing person and the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

Reasons for the Transaction, page 16

20. It appears that many of the factors cited in support of the reverse stock split have been present for some time. Please revise your disclosure to describe the reasons for undertaking the reverse stock split at this particular time as opposed to another time in the company's operating history, such as in connection with the delisting of the company's stock in 2012. Please refer to Item 1013(c) of Regulation M-A.

Effects of the Transaction on our Stockholders, page 18

21. This section discloses the effects on stockholders owning fewer than 501 shares and stockholders owning at least 501 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on "unaffiliated security holders." See Item 1013(d) of Regulation M-A. Please revise your disclosure to clarify the effect of the reverse stock split on unaffiliated stockholders.

Effects of the Transaction on our Affiliates, page 18

22. We note your statement that officers and directors will not receive a cash payment for fractional shares. Please revise your disclosure to clarify whether any of your officers, directors or other affiliates individually holds a number of shares not evenly divisible by 501, such that after the reverse stock split he would hold a fractional share, and if so what will become of any such fractional shares after the reverse stock split.

23. To the extent additional filing persons are added, please revise the disclosure to include the effect that the reverse stock split will have on each such person's

interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

24. Please expand your disclosure to provide an estimate of the increased percentage of voting power to be held by Mr. Liu and your other affiliates as a result of the Transaction.

Fairness of the Transaction, page 19

25. Please revise your disclosure throughout this section and in the Summary Term Sheet on page 4 to include a statement by the board and any additional filing persons as to whether each such person believes the reverse stock split to be fair, substantively and procedurally, to all <u>unaffiliated</u> stockholders, including those unaffiliated shareholders who will be cashed out and those shareholders who will continue to hold shares after the transaction. Refer to Item 1014 of Regulation M-A for guidance, as well as Question No. 19 of Exchange Act Release No. 34-17719.

26. Please revise to address the higher equity repurchase prices described on pages 36-37. Refer to Instruction 2(vi) to Item 1014 of Regulation M-A.

27. Please revise to further describe how the higher historical trading prices support the fairness determination.

.

Net Book Value of Our Common Shares…, page 21

28. We note your statement that the "net book value…ignores the value of the company as a going concern." Please expand this discussion to quantify the implied going concern valuation range that was considered by the Special Committee and the board. See Instruction 2 to Item 1014 of Regulation M-A.

29. Please revise to further describe how the higher net book value supports the fairness determination.

Fairness Opinion of Roth, page 22

30. Please provide us with supplemental copies of the "financial analyses reviewed and discussed with the Special Committee by representatives of Roth," including the internal financial statements and financial projections listed on page 23, and any other materials prepared by Roth in connection with its fairness opinion as well as any discussion of alternative transactions including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition,

each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by the financial advisor, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

31. Please revise your disclosure to describe the method by which the Special Committee selected Roth to act as its financial advisor in connection with the transaction. See Item 1015(b)(3) of Regulation M-A.

32. Please revise your disclosure to clarify whether you determined the amount of the Cash Payment or whether the Roth recommended the amount of the Cash Payment. See Item 1015(b)(5) of Regulation M-A

Procedural Fairness of the Transaction, page 22

33. Revise your disclosure in this section to disclose that the transaction was structured so that approval of at least a majority of unaffiliated security holders was not required. See Item 1014(c) of Regulation M-A.

Summary of Fairness Opinion, page 23

34. There appears to be language missing from the third paragraph of this section. Please revise this paragraph to clarify the final sentence.

Selected Publicly Traded Comparable Companies, page 25

35. We note that the companies were selected based on Roth's professional judgment and knowledge of the industry. Please revise to describe or quantify the criteria used to select these companies and whether any companies were excluded even though they met the screening or selection criteria.

Selected Precedent Transaction Analysis, page 26

36. Please revise your disclosure to describe Roth's basis for selecting enterprise values between $10 million and $200 million. Please also disclose whether any transactions were excluded even though they met the screening or selection criteria. Please also disclose whether any or all of these transactions were consummated.

Other Matters Related to the Transaction, page 31

Potential Conflicts of Interest, page 31

37. Please revise, here or in another location, to describe all of the interest of affiliates including any cash payments, any continuing equity ownership interest, any

continuing management positions, and the accelerated vesting of securities.

Certain Material U.S. Federal Income Tax Consequences, page 33

38. We note your disclosure in this section summarizes "certain" material U.S. federal income tax consequences. Please delete the word "certain" from the heading and introductory language and ensure that you discuss all such material consequences.

Security Ownership of Certain Beneficial Owners and Management, page 37

39. Please revise your disclosure to explain who Xiaoliang Wang is and why he is listed in the table.

40. Please revise to include the beneficial ownership information after the reverse stock split is consummated. For ease of investor understanding, please revise to include the officers and directors and any shareholders owning greater than 5% before and after the arrangement in the same table.

Financial Information, page 41

41. We note that you appear to be incorporating by reference the financial information required by Item 1010(a) of Regulation M-A. Please revise to include the summarized financial information required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3. Please also ensure that the summary financial information is updated.

42. We note that you have not provided any pro forma information. Please update your disclosure to provide the information required by Item 1010(b) of Regulation M-A, or tell us your basis for omitting such information.

Exhibit A. Roth Fairness Opinion

43. Please have Roth revise its opinion to remove the statement in the penultimate paragraph on page A-2 that the opinion is "only" for the special committee and the board as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Roth's belief that security holders cannot rely upon the opinion to support any claims against Roth arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Roth). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Roth would have no effect on the rights and responsibilities of either Roth or your board of directors under the federal securities laws.

Tony Liu
American Oriental Bioengineering, Inc.
November 27, 2013

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may Amy Reischauer at (202) 551-3793 or me at (202) 551-3411 with any other questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Via E-Mail
        Mitchell S. Nussbaum
        Tahra Wright
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154